Exhibit 3.1

Amendment to Regulation 47 of Articles of Association

In connection with the extension of the periods that the Company needs to consummate an initial business combination, Regulation 47.15 will be added to Regulation 47 of Articles of Association:

“47.15	47.15 Notwithstanding Article 47.7(b), if the Company is unable to consummate a Business Combination within 12, 15, or 18 months of the IPO and Members duly approve (or have duly approved), by way of Resolution of Members passed by Members holding 65% or more of the votes of the Company’s shares cast (in person or by proxy) at the special meeting and voting on the proposal, an extended period of time by which the Company must complete a Business Combination, the Company shall have until October 26, 2020 or such earlier date as may be determined by the Board (such date or such earlier date as may be so determined, the “Extended Termination Date”) to consummate such Business Combination; provided that the Company shall have offered all Members holding Public Shares the opportunity to redeem all or a portion of their Shares upon approval of such Resolution of Members at a per Share price, payable in cash, equal to the aggregate amount of the Trust Fund, including interest earned on the funds held in the Trust Fund and not previously released to the Company to pay its taxes, divided by the number of then Public Shares in issue. In such event, the phrase “within 12, 15, or 18 months of the IPO” referred to in Article 47.7(b) shall be deemed replaced with the phrase “by the end of the Extended Termination Date.”